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                             NationsBank Corporation
                                                                  Exhibit 11


December 31, 1994
(shares in thousands, dollars in millions)


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
                                                                        Year Ended December 31

                                                                1994             1993             1992
Average common shares outstanding........................        274,656          257,969          243,748

Dilutive effect of
  Convertible preferred stock............................          2,513            2,453            2,473
  Stock options..........................................          1,404            2,031            2,297
Total fully dilutive shares..............................        278,573          262,453          248,518

Income available to common shareholders before effect
  of change in method of accounting for income taxes.....    $     1,680      $     1,291      $     1,121
Tax effect of assumed conversion of ESOP preferred stock.              0                0               (6)
Preferred dividends paid on dilutive convertible
  preferred stock........................................             10               10                9
Income available to common shareholders adjusted for
  full dilution and before effect of change in method
  of accounting for income taxes.........................          1,690            1,301            1,124
Effect of change in method of accounting for income taxes              0              200                0
Total net income available for common shareholders
  adjusted for full dilution.............................    $     1,690      $     1,501      $     1,124

Fully diluted earnings per common share before effect
  of change in method of accounting for income taxes.....    $      6.06      $      4.95      $      4.52
Fully diluted earnings per common share..................    $      6.06      $      5.72      $      4.52
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